May 21, 2010

VIA EDGAR AND EMAIL TRANSMISSION TO SIMPSONE@SEC.GOV

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant

Re:
Securities and Exchange Commission (“SEC”) Comment Letter dated May 7, 2010 regarding Heartland Express, Inc. Form 10-K for the fiscal year ended December 31, 2009 filed February 24, 2010, File No. 0-15087

Dear Ms. Cvrkel and Ms. Simpson:

The following is in response to the comments and requests we received from the staff of the Division of Corporate Finance (the "Staff") of the SEC, dated May 7, 2010, related to our 2009 Form 10-K. We have today electronically filed with the SEC this response to your letter. A courtesy copy of the filing has been forwarded to Ms. Simpson via email transmission at the email address listed above. For your convenience, we have included the text of the Staff's comments from the SEC comment letter in bold immediately followed by the Company's response.

1.  We note your section on critical accounting policies. It appears that the items included in this section are a mere repetition of the information in your Summary of Significant Accounting Policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosure under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, we note that estimates are necessary for depreciable lives and salvage values of revenue equipment, insurance accruals, income taxes, and investments. We believe you should expand your critical accounting policies to discuss in greater detail the significant estimates and assumptions used by management that are associated with each of these areas in your critical accounting policies.

Response: In future filings, the Company will expand the disclosure in the Critical Accounting Policies section of our 10-K filings to discuss significant estimates and assumptions used by management in respect to each of the critical accounting policies identified. Further, should there be significant changes in Critical Accounting Policies during 2010 we will expand the disclosure in our quarterly filings on Form 10-Q.

2. We suggest that you include in this section your discussion of investments, which is currently included in the liquidity section, and present a sensitivity analysis with hypothetical results based on different assumptions given the subjectivity of the estimates in light of the lack of trading activity and liquidity with respect to these investments.

Response: In future filings, the Company will expand the disclosure in the Critical Accounting Policies section to include discussion of investments including our methods and significant inputs used in estimating fair value based on internal cash flow modeling. In addition we will incorporate the Staff's comments detailed in comment 5 below. Further, should there be significant changes in the input factors during 2010 we will expand the disclosure in our quarterly filings on Form 10-Q.

The following sensitivity analysis will also be included in future filings:

“The Company performs an internal cash flow analysis to estimate fair value of ARS using inputs determined based on management's consideration of its own internal considerations as well as information derived from other publicly available third party sources. The Company also obtains estimated fair value of ARS from third party financial advisors. All of this information is considered when determining the estimated fair value of these instruments as recorded in the consolidated financial statements. The Company's discounted cash flow approach requires the use of multiple input factors including an estimated rate of return, base discount rate, and a liquidity discount rate to reflect the current lack of liquidity of ARS in capital markets due to auction failures. We understand that models employed by the Company's third party financial advisors are also subject to changes in similar input factors. As such, the estimated fair value of ARS is subject to change based on significant changes to the underlying input factors. The following table summarizes estimated changes to fair value of ARS based on changes to underlying input factors in the Company's internal cash flow models as of June 30, 2010.

Impact on Fair Value of ARS
± 50 basis points in rate of return
± 50 basis points in discount rate
± 50 basis points in liquidity discount rate	”

3. In addition, we believe you should expand the Section on revenue equipment to describe and quantify the impact of the current unfavorable economic environment with lower trade-in values on the Company's depreciation methods and salvage values and the resultant changes in the method of calculating depreciation expense that were effective January 1, 2009.

Response: The Company entered into a purchase commitment with an equipment supplier in 2008. The tractor fleet upgrade was commenced in late 2008 through the end of 2009 and would be performed on a one-to-one basis (i.e. one tractor traded for every new tractor acquired). The trade values of old tractors and the purchase price of new tractors were set as part of this commitment in 2008. Trade values are part of fleet upgrade negotiations, as the Company does not have guaranteed trade values at the time new equipment is acquired. The Company first disclosed the purchase commitment in the quarterly report on Form 10-Q for the period ended September 30, 2008.

Throughout the third and fourth quarters of 2008 the Company began experiencing negative trends in general freight levels which were due in part to overall broader U.S. economic conditions. As these negative trends in freight levels and general economic conditions intensified throughout the latter part of 2008, the values of used equipment declined. It became apparent to management that due to the negative impacts on used equipment values, the Company's existing depreciation methodology would not result in a proper matching of the costs and benefits of operating the equipment and the net book value of newly acquired tractors at the end of the estimated useful life of such tractors potentially could exceed the market value at time of disposition. Therefore, the Company made a change in estimate to more accurately reflect the realized value of the newly acquired tractors over the estimated useful life of the equipment.

In future filings, the Company will expand the disclosure in the Critical Accounting Policies section to discuss changes in economic conditions that result in changes to the Company's significant accounting policies regarding revenue equipment.

4. We note from the discussion in the Risk Factors section of the Company's Annual Report on Form 10-K on page 7, that when the supply of used revenue equipment exceeds the demand for used equipment as it did during 2008 and 2009, the general market value of used revenue equipment decreases. We also note that should this condition continue, it would increase the Company's capital expenditures for new revenue equipment, decrease the Company's gains on sale of revenue equipment or increase maintenance costs if management decides to extend the use of revenue equipment in a depressed market. Given the increased supply of revenue equipment that existed during 2009 as noted above, which would be expected to result in a decline in the market value of used revenue equipment and any related gains recognized during 2009, please tell us and expand MD&A in future filings to explain how the Company was able to generate an increase in gains on disposal of property and equipment during 2009 of $10.1 million or more than double the level of gains recognized during 2008. We may have further comment upon review of your response.

Response: As discussed in item 3 above, the Company entered into a purchase commitment with the equipment supplier in 2008. The tractor fleet upgrade was commenced in late 2008 and continued through the end of 2009 and was performed on a one-to-one basis (i.e. one tractor traded for every new tractor acquired). The trade values of old tractors and the purchase price of new tractors were set as part of this commitment in 2008.

Negative trends in freight levels and general economic conditions began in the second half of 2008 and intensified in 2009, which negatively impacted the value of used equipment. Because the trade-in values of equipment to be traded in 2009 were contractually established in 2008, prior to the decline in used equipment values, the Company was not significantly impacted by the risk factors reported.

Additionally the magnitude of the change of the gains on disposal of property and equipment was primarily attributed to the Company trading significantly more tractors in 2009 than it did in 2008. In future filings, the Company will expand the discussion regarding the gains (losses) on disposal of equipment.

5. We note from the disclosures included on page F-11 that the ranges of certain assumptions used to determine the estimated fair values of the Company's auction rate securities such as the rate of return, discount rate, and liquidity discount rate changed significantly from December 31, 2008 to December 31, 2009. Supplementally advise us and expand future disclosure to describe the facts and circumstances that resulted in the significant changes in the ranges of these assumptions.

Response: The Company utilizes information obtained from third party financial advisors as well as other publicly available third party sources to determine the rate of return, discount rate, and liquidity discount rate used in internally developed discounted cash flow models. The overall changes in each of the input factors between December 31, 2008 and December 31, 2009, were the result of significant movements in these inputs due to overall market conditions that existed as of each of the measurement dates and collectively improved the fair value of ARS investments throughout 2009 as capital markets stabilized.

In future filings, the Company will include further disclosure of significant changes in the factors used by the Company in internal cash flow modeling to estimate the fair value of ARS in conjunction with estimated fair values received from third party financial advisors.

In connection with responding to the Staff's comments, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

Staff comments, or changes to the Company's disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (319) 626-3600 or by fax at (319) 626-3619.

Sincerely,

/s/ John P. Cosaert
John P. Cosaert
Chief Financial Officer

cc: Mr. Russell A. Gerdin
Mr. Sean Vicente, KPMG
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.